Brinker Capital Destinations Trust

1055 Westlakes Drive

Suite 250

Berwyn, PA 19312

www.destinationsfunds.com

November 26, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Brinker Capital Destinations Trust – Form N-CSR Filing

Dear Ms. Miller:

On behalf of Brinker Capital Destinations Trust (the “Trust”), this letter responds to the comments you provided via telephone on October 29, 2024 to counsel for the Trust, Morgan, Lewis & Bockius LLP, regarding the Trust’s certified annual shareholder report filed with the Securities and Exchange Commission (“SEC”) on May 3, 2024 (“Form N-CSR”), which covers the various series of the Trust (each a “Fund”) that were active for the reporting period ended February 29, 2024. Below, we have briefly summarized your comments and questions, followed by our responses.

1.	Comment. With respect to the Destinations International Equity Fund and the Destinations Multi Strategy Alternatives Fund, in the “Financial Highlights” section, please add a footnote stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying fund in which the Fund invests.

Response.          The Trust will ensure that, when appropriate, a footnote will be included in the “Financial Highlights” section of future shareholder reports stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying fund in which a Fund invests.

2.	Comment. Please explain if there have been any changes in valuation techniques used. If so, please include the reason for those changes in the notes to the financial statements going forward. See ASC 820-10-50-2(bbb).

Response.          In response to your comment, the Trust notes that there have not been any changes in the valuation techniques used.

3.	Comment. Note 5 of the “Notes to Financial Statements” section states that the Destinations Multi Strategy Alternatives Fund had approximately $13.8 million in net exposure to over-the-counter derivative instruments. According to the disclosure, the $13.8 million represents the net amount receivable from the counterparty in the event of default. Please explain supplementally if there are collateral posting terms in the event of default and what the minimum transfer amounts are to collateralize any exposure.

Response.          As with other fund families, the Fund has ISDA Master Agreements with several different counterparties and specific terms of such ISDA Master Agreements and related documentation vary by counterparty. Minimum transfer amounts to collateralize exposure are generally 100,000 or 250,000 of base currency, as defined in the ISDA Master Agreement. Collateral is posted to a third-party custodian pursuant to an account control agreement between the Fund, the counterparty and the custodian. In addition to any haircuts, initial margin rates or similar requirements for posting collateral under the ISDA Master Agreement, under the relevant account control agreements the non-defaulting party has the right to access the posted collateral only after the obligations to notify the custodian of such events of default have been completed.

4.	Comment. In the “Statement of Operations” section, please update the caption to indicate that securities lending is net of any rebate or fees paid to borrowers.

Response.          In response to your comment, the caption will be updated to indicate that securities lending is net of any rebate or fees paid to borrowers in future shareholder reports.

5.	Comment. The individual signing the certifications contained in Form N-CSR should specifically hold the title of principal executive officer or principal financial officer. Please confirm supplementally that the individual that signed the certifications holds one of these titles and that going forward such title will be included in the signed certifications.

Response.          In response to the Staff’s comment, the Trust reviewed the individuals that signed the certifications and their titles. The Trust does not have any officers with the exact title of “principal executive officer” or “principal financial officer.” However, the title of “President” is considered to be the functional equivalent of the “principal executive officer” title, and the title of “Chief Financial Officer” is considered to be the functional equivalent of the “principal financial officer.” Therefore, the Trust respectfully declines to make changes to the signors and their titles going forward.

6.	Comment. Please explain why the “Schedule of Investments” section was not categorized by the type of investment and the related industry, country, or geographic region of the investment (see Regulation S-X Rule 12-12, Footnote 2). Specifically, the Destinations Multi Strategy Alternatives Fund and Destinations Low Duration Fixed Income Fund had asset-backed securities that were not further categorized and the Destinations Core Fixed Income Fund had senior loans that were not further categorized.

Response.          In response to your comment, the “Schedule of Investments” section was reviewed and compared to other fund families and was found to be consistent. Nevertheless, in future shareholder reports, the Funds will further categorize their types of investments and the related industry, country, or geographic region of the investment.

7.	Comment. Please explain why the fair value hierarchy tables do not reflect the reasons for transfers to and from Level 3 securities. See ASC 820-10-50.

Response.          Consistent with others fund families, the Funds only include reasons for a transfer to or from Level 3 securities when such transfer reaches a certain materiality threshold. Those included within Form N-CSR did not meet that materiality threshold. This approach will continue to be taken going forward and, as such, disclosure will be made if such transfer exceeds the materiality threshold.

If you have any questions, need any additional information or would like any clarification, please contact Lauren Engel at Morgan Lewis & Bockius LLP at (215) 963-5503.

Very truly yours,

/s/ Brian Ferko
Brian Ferko